UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549


                       Amendment Number 2
                               to
                          FORM 10 - SB


  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                             ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                              OneCap
          (Name of Small Business Issuers in its charter)


             Nevada                          88-0429535
(State of other jurisdiction of    (I.R.S. Employer Identification
 incorporation or organization                 Number)


  5450 West Sahara Avenue, 2nd                  89146
             Floor
       Las Vegas, Nevada
(Address of principal executive              (zip code)
            offices)


Issuer's telephone number: (702) 948-8800


Securities to be registered under section 12(b) of the Act:

      Title of Each Class          Name on each exchange on which
      To be so registered          Each class is to be registered






Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 20,000,000 shares authorized, 8,811,618 issued and outstanding as of September 20, 2000.


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                        TABLE OF CONTENTS

                                                              Page

Part I                                                          3

Item 1.     Description of Business                             3

Item 2.     Management's Discussion and Analysis and Plan of   14
            Operation

Item 3.     Description of Property                            17

Item 4.     Security Ownership of Management                   17

Item 5.     Directors and Executive Officers                   18

Item 6.     Executive Compensation                             21

Item 7.     Certain Relationships and Related Transactions     22

Item 8.     Description of Securities                          22

Part II                                                        23

Item 1.     Market Price of and Dividends on the               23
            Registrant's Common Equity and Related
            Stockholder Matters

Item 2.     Legal Proceedings                                  23

Item 3.     Changes in and Disagreements with Accountants      23

Item 4.     Recent Sales of Unregistered Securities            23

Item 5.     Indemnification of Directors and Officers          24

Part F/S                                                       25

Item 1.     Financial Statements                               26

Part III                                                       36

Item 1.     Index to Exhibits                                  36


/2/

                   Forward Looking Statements

  Some of the statements contained in this Form 10-SB that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

  1. Our ability to maintain, attract and integrate internal management, technical information and management information systems;

  2.   Our ability to generate customer demand for our services;

  3.   The intensity of competition; and

  4.   General economic conditions.

  All written and oral forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

                             Part I

  We are filing this Form 10-SB on a voluntary basis to:

  1. Provide current, public information to the investment community;

  2. Expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in our securities; and

  3. Comply with prerequisites for listing of our securities on the NASD OTC Bulletin Board.

Item 1.     Description of Business

A.   Business Development and Summary

   We were formed as a Nevada Corporation on June 7, 1999 under the name OneCap. Our articles authorize us to issue up to 20,000,000 shares of common stock at a par value of $0.001 per share and 5,000,000 shares of preferred stock at par value. We are filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status with the SEC. The fully reporting status is a necessary step in accomplishing our goal of having our stock listed on the OTC Bulletin Board in the future. Consequently, we will continue to voluntarily file all necessary reports and forms as required by existing legislation and the SEC rules. Presently, we have no market maker and we have not discussed with any market maker or registered broker any aspect of our operations.

  We provide real estate and mortgage brokerage services to real estate owners, buyers, tenants and investors. Our goal is to service real estate transactions by providing:


/3/


  1.   Homebuyer and seller representation,

  2.   Land sales or purchases,

  3.   Commercial property sales or purchases,

  4.   Homeowner and commercial mortgages,

  5.   Construction loans,

  6.   Land loans,

  7.   Mezzanine financing,

  8.   Development loans and

  9.   Equity financing.

     We developed strategic alliances with local and regional companies to provide these services. We have alliances with wholesale mortgage lenders to broker mortgage loans. Brokering involves initiating and processing loan applications to be submitted to a wholesale lender for funding. The wholesaler underwrites, approves, closes and funds the loans based on lender-specific, Federal National Mortgage Association (FNMA), Federal Home Loan Mortgage Corporation (FHLMC), Federal Housing Administration (FHA) and Veterans Administration (VA) guidelines. Examples of the companies we work with are:

  1.   Interfirst, a division of ABN AMRO Mortgage Group;

  2.   Fleet Mortgage Corporation;

  3.   Irwin Mortgage Corporation;

  4.   North American Mortgage Company; and

  5.   Greenpoint Mortgage Funding, Inc.

  Most of our initial revenues were derived from two related entities in which one of our shareholders, has ownership interests:

  1. Pacific Properties & Development, LLC, a developer of commercial properties and

  2.   Pacific Homes, a developer of residential property.

     Our CEO and Director, Mr. Steven D. Molasky, is the sole
owner of Pacific Properties.   Additionally, Pacific Homes is
fifty percent owned by Mr. Steven Molasky with the remaining fifty percent owned by Mr. Alan Molasky, Mr. Steven Molasky's brother. Our affiliation to these companies provides an immediate clientele base to market our services. Both Pacific Properties and Pacific Homes target their real estate projects in the Nevada market. We plan to focus our operations in Nevada and in other Southwest markets.

Agreements and Contracts

     We have entered into relationships with credit services, wholesale lenders and advertising media companies. An overview of the material terms of each contract is included in this section. Please refer to each individual exhibit for the full terms and obligations associated with each agreement and contract.


/4/


  1. Credit services - We have entered into agreements to obtain credit information on prospective borrowers. Credit reports provide our wholesale lenders and us due diligence to determine the credit quality and financial background of the client requesting a mortgage. Our agreements are as follows:

  Exhibit 10a          Client Information Form/Agreement
                 with Factual Data of Nevada, signed April 18,
                                      2000

    Material   Rights/Payments  Rights/Payments  Conditions  Termination
  Obligations    Due OneCap     Due Other Party  to be Met   Provisions
  -----------  ---------------  ---------------  ----------  -----------

  Factual         Receive        OneCap pays      OneCap     Perpetual
  Data to         credit         market rate      must       Contract.
  provide        reports as      fees for         comply     No notice
  credit         ordered         credit           with Fair  required
  reports to                     reports          Credit     to
  OneCap                         ordered ($47     Reporting  terminate
                                 per full         Act
                                 report)


  Exhibit 10b                  Service Agreement
                   with Executive Reporting Services, signed
                               September15, 1999

    Material   Rights/Payments  Rights/Payments  Conditions  Termination
  Obligations    Due OneCap     Due Other Party  to be Met   Provisions
  -----------  ---------------  ---------------  ----------  -----------
  ERS            Receive         OneCap pays      OneCap     Perpetual
  provides       credit          market rate      must       Contract.
  credit         reports as      fees for         comply     No notice
  reports to     ordered         credit           with Fair  required
  OneCap1                        reports          Credit     to
                                 ordered ($65     Reporting  terminate
                                 per full         Act
                                 report)

  1 reports to be used for real estate transactions only

  2. Mortgage brokering agreements - We have entered into agreements to originate mortgage loans for wholesale lenders. Under the agreements we prepare the paperwork and perform background checks on prospective borrowers. We then contact a lender, who will fund the mortgage. Our brokering agreements are as follows:


  Exhibit 10c              Mortgage Broker Agreement
                with Fleet Mortgage Corporation, signed October
                                    1, 1999

    Material   Rights/Payments  Rights/Payments  Conditions  Termination
  Obligations    Due OneCap     Due Other Party  to be Met   Provisions
  -----------  ---------------  ---------------  ----------  -----------
  Underwrite,    All            All ancillary    Loans must  Perpetual
  close, and     credits        fees charged     be          Contract.
  fund loans     for            by lender in     originated  30 day
                 pricing        addition to      in          written
                 above par      any costs for    accordance  notice to
                 and/or a       pricing below    with fed    terminate
                 service        par              and state
                 release                         law
                 premium1


  Exhibit 10d                   Broker Agreement
                 with Greenpoint Mortgage Funding, Inc., signed
                               February 25, 2000

    Material   Rights/Payments  Rights/Payments  Conditions  Termination
  Obligations    Due OneCap     Due Other Party  to be Met   Provisions
  -----------  ---------------  ---------------  ----------  -----------
  Underwrite,    All            All ancillary    Loans must  Perpetual
  close, and     credits        fees charged     be          Contract.
  fund loans     for            by lender in     originated  30 day
                 pricing        addition to      in          written
                 above par      any costs for    accordance  notice to
                 and/or a       pricing below    with fed    terminate
                 service        par              and state
                 release                         law
                 premium1


  Exhibit 10e             Wholesale Lending Agreement
                with Interfirst, a division of ABN Amro Mortgage
                         Corp., signed October 8, 1999

    Material   Rights/Payments  Rights/Payments  Conditions  Termination
  Obligations    Due OneCap     Due Other Party  to be Met   Provisions
  -----------  ---------------  ---------------  ----------  -----------
  Underwrite,    All            All ancillary    Loans must  Perpetual
  close, and     credits        fees charged     be          Contract.
  fund loans     for            by lender in     originated  30 day
                 pricing        addition to      in          written
                 above par      any costs for    accordance  notice to
                 and/or a       pricing below    with fed    terminate
                 service        par              and state
                 release                         law
                 premium1


/5/


  Exhibit 10f                Loan Broker Agreement
                with Irwin Mortgage Corporation, signed October
                                    14, 1999

    Material   Rights/Payments  Rights/Payments  Conditions  Termination
  Obligations    Due OneCap     Due Other Party  to be Met   Provisions
  -----------  ---------------  ---------------  ----------  -----------
  Underwrite,    All            All ancillary    Loans must  Perpetual
  close, and     credits        fees charged     be          Contract.
  fund loans     for            by lender in     originated  30 day
                 pricing        addition to      in          written
                 above par      any costs for    accordance  notice to
                 and/or a       pricing below    with fed    terminate
                 service        par              and state
                 release                         law
                 premium1


  Exhibit 10g              Mortgage Broker Agreement
                  with North American Mortgage Company, signed
                                 March 3, 2000

    Material   Rights/Payments  Rights/Payments  Conditions  Termination
  Obligations    Due OneCap     Due Other Party  to be Met   Provisions
  -----------  ---------------  ---------------  ----------  -----------
  Underwrite,    All            All ancillary    Loans must  Perpetual
  close, and     credits        fees charged     be          Contract.
  fund loans     for            by lender in     originated  30 day
                 pricing        addition to      in          written
                 above par      any costs for    accordance  notice to
                 and/or a       pricing below    with fed    terminate
                 service        par              and state
                 release                         law
                 premium1
  ----
  (1) a service release premium is the amount paid by the lender for the value of the servicing rights to the loan.


  3. Advertising agreements - We advertise in print media, during television programs and on the Internet. We have engaged various publications and products to display our promotions on a recurring basis. We advertise with the following companies:


  Exhibit 10h                Advertising Agreement
                 with "The House Detective", dated December 20,
                                      1999

    Material   Rights/Payments  Rights/Payments  Conditions  Termination
  Obligations    Due OneCap     Due Other Party  to be Met   Provisions
  -----------  ---------------  ---------------  ----------  -----------
  TV show        Airtime        $225           $225 paid     Start: Jan
  opening and    every          sponsorship    every week    8, 2000
  closing        other week     for every      in advance    Continues
  ident. plus                   program that   by OneCap     until
  2.5 - 3                       airs our       for           either
  minute seg.                   advertising    scheduled     party cxls
  every other                                  advertising   with 2
  week                                                       week
                                                             written
                                                             notice


  Exhibit 10i                Advertising Agreement
                 with "The Home Show", dated February 10, 2000

    Material   Rights/Payments  Rights/Payments  Conditions  Termination
  Obligations    Due OneCap     Due Other Party  to be Met   Provisions
  -----------  ---------------  ---------------  ----------  -----------
  3 channel      Airtime        $1,030 per       OneCap      Contract
  TV airtime:    per            week for 1       agrees to   runs from
  1) weekly 1    schedule       min spot         purchase    2/12/00
  min spot       set forth      airing 7         both        thru
  (Financial)    under          times per        Realty and  12/22/00.
  & 2 min        material       week, and        Financial   30 days
  spot           obligations    $870 for 2       spots       written
  (Realty);                     min spot         through     notice to
  2) twice                      airing 7         12/22/00    terminate
  weekly 1                      times per
  min spot                      week
  (Financial)
  & 2 min
  spot
  (Realty);
  3) 5 times
  per week 1
  min spot
  (Financial)
  & 2 min
  spot
  (Realty)


  /6/


  Exhibit 10j                Advertising Agreement
                with "Here is Las Vegas", dated October 13, 1999

    Material   Rights/Payments  Rights/Payments  Conditions  Termination
  Obligations    Due OneCap     Due Other Party  to be Met   Provisions
  -----------  ---------------  ---------------  ----------  -----------
  Magazine       Advertising    $3,162 for       OneCap      Terminatio
  agrees to        in           each issue in    agrees to   n due in
  provide        winter/spring  which OneCap     provide     writing
  four color         &          advertising      the ad lay- within 72
  full-page      summer/fall    is displayed     out in      hours of
  advertiseme      2000                          time for    contract
  nts            issues                          printing    date


  Exhibit 10k                Advertising Agreement
                  with "Southern Nevada Homes Magazine", dated
                                 April 5, 2000

    Material   Rights/Payments  Rights/Payments  Conditions  Termination
  Obligations    Due OneCap     Due Other Party  to be Met   Provisions
  -----------  ---------------  ---------------  ----------  -----------
  Contracted     One page       $1,440 per       OneCap      Termination
  one page       of             monthly issue    agrees to   must be
  advertiseme    advertisement                   provide     received
  nt in all                                      the ad lay- prior to
  monthly                                        out in      that
  issues                                         time for    month's
  distributed                                    printing    space
  from                                                       reservation
  February to                                                deadline
  December
  2000


  Exhibit 10l                Advertising Agreement
                 with Las Vegas Chamber of Commerce Relocation
                           Guide, dated May 22, 2000

    Material   Rights/Payments  Rights/Payments  Conditions  Termination
  Obligations    Due OneCap     Due Other Party  to be Met   Provisions
  -----------  ---------------  ---------------  ----------  -----------
  Magazine       Advertising    $2,495 for       OneCap      Contract
  agrees to      in             each issue in    agrees to   is for
  provide one    winter/spring  which OneCap     provide     year 2001.
  four color     &              advertising      the         Terminatio
  full-page      summer/fall    is displayed     artwork by  n due in
  advertiseme    2001                            1/31/01     writing
  nts            issues                          for the     within 72
                                                 winter/spr  hours of
                                                 ing         contract
                                                 printing &  date.
                                                 6/30/01     After 72
                                                 for the     hours but
                                                 summer/fal  before art
                                                 l printing  deadine
                                                             date
                                                             requires
                                                             25% of
                                                             contracted
                                                             fee


  Exhibit 10m                Advertising Agreement
                with "Homes and Living", dated February 9, 2000

    Material   Rights/Payments  Rights/Payments  Conditions  Termination
  Obligations    Due OneCap     Due Other Party  to be Met   Provisions
  -----------  ---------------  ---------------  ----------  -----------
  Magazine       Magazine       $1,675 for       Advertisem  Contract
  agrees to      advertisin     monthly          ent         began
  provide one    g space in     magazine         continues   February
  four color     magazine       advertising &    automatica  2000 and
  full-page      and direct     $1,440 for       lly until   renews
  advertiseme    mail map       monthly mail     written     every
  nts in         guide          map guide        notice is   month. 60
  monthly                       advertising      received,   day
  magazine                                       or a new    written
  and one                                        contract    notificati
  four color                                     is signed   on prior
  half-page                                                  to
  advertiseme                                                publication
  nt in a                                                    required
  direct mail                                                to
  map guide                                                  terminate
                                                             contract

  4.Sub-Lease Agreements - We entered into a sub-lease agreement with Sierra Pacific Energy Corp. The sub-lease terms are as follows:


/7/


  Exhibit 10n                  Sublease Agreement
                 with Sierra Pacific Energy Corporation, dated
                                 April 18, 2000

   Material   Rights/Payments  Rights/Payments  Conditions  Termination
 Obligations    Due OneCap     Due Other Party  to be Met   Provisions
 -----------  ---------------  ---------------  ----------  -----------
  13,173         Right of       $19,759.50       Normal     Agreement
  gross          quiet          for 8/1/00       lease      is from
  square feet    enjoyment      thru 9/30/00;    provision  7/8/00
  of office      of leased      $20,549.88       s;         thru
  space          premises,      for 10/1/00      premise    1/31/03
  leased         all            thru 9/30/01;    to be      with an
                 utilities      $21,340.26       used and   optional
                 included       for 10/1/01      occupied   extension
                 except         thru 9/30/02;    for        period
                 power and      $22,130.64       general    ending
                 phone          for 10/1/02      office     9/30/04
                                thru 9/30/03     and        requiring
                                (if extended     administr  written
                                past 1/31/03     ative      notificati
                                contract end)    purposes   on by
                                                            7/3/02


S Corporation Status

  On November 5, 1999, we revoked our S election and elected not to have the pro rata allocation of S corporation items under the IRC Section 1362(e)(2) apply to the S termination year. Before November 5, 1999, we were treated as an S corporation for Federal income tax purposes. As an S corporation, we passed through the taxable income and losses to our shareholders each year as it was recognized, and thus we paid no corporate income tax.

  Our business involves the delivery of real estate and mortgage services and is sensitive to interest rate activity. Our success depends largely upon the effects of interest rates on real estate transactions. Significant rises in rates will generally cause a reduction in real estate and mortgage activity. Such a slow down in the real estate community will have a negative effect on our ability to broker real estate and mortgage transactions.

B.   Business of Issuer

  (1)  Principal services and principal markets

  We provide real estate and mortgage brokering services to the real estate community. Our clients can search for a property, sell a property, apply for a loan or ask for other related real estate services in a single location or via the Internet. There are two distinct divisions of OneCap: (1) real estate brokerage and (2) mortgage brokerage services.

  Real Estate Brokerage

  Our OneCap Realty division provides brokerage services for commercial and residential clients. We may market, buy or sell on behalf of our clients and ourselves the following types of properties:

  1.   Apartments;

  2.   Industrial, office and retail buildings;

  3.   Multi- and single-family residences;

  4.   Hotels and resorts; and

  5.   Undeveloped and developed land.


/8/


  We promote our services mainly by representing buyers and sellers in real estate transactions, which can be either new developments or existing products. By being involved in the sale, development and finance of various properties, we provide our customers with quality information, service and representation.

  When we receive a new brokerage engagement, we begin by assisting the client develop a sales strategy to maximize the sales proceeds. We consider the client's individual situation, including time parameters, sensitivity to publicity and cash flow needs. We also investigate and analyze the physical condition of the property, its cash flow and tenant characteristics, market rents and market dynamics within sub-markets and comparable transactions.

  We structure our brokerage commission rates to demonstrate confidence in our ability to sell the property at a reasonable price. For example, if we are expected to sell a property at or near a specified price, we might offer a commission rate that is comparable to or below the going market rate. However, if the seller would like us to sell the property at a price higher than specified, we may request a higher commission rate.

  Mortgage Brokerage

  Our loan originations focuses on two primary areas:
residential and commercial. The residential loan volume will be generated primarily from referrals from OneCap Realty and referrals from independent brokers and realtors. We offer a wide range of mortgage programs through correspondent lender relationships. We are also an approved lender through the Housing and Urban Development Department and VA, and offer all types of FHA and VA financing. In addition to the traditional referral sources, we also attract customers via our website at www.onecap.com.

     The commercial volume includes referrals from affiliated companies, such as Pacific Properties, as well as originations through outside builders and developers. We have various relationships with banks, life insurance companies, large national lenders and investment banking companies. Once we have located the lender with the best pricing and terms for our client, we present the quote to the potential customer. This quote includes a 0.5%-2% fee to be payable by the borrower directly to us at the closing of the financing transaction. We do not have any specific agreements with any commercial lending institutions regarding pricing arrangements and fee payments; every transaction is quoted individually. Our loan products include land acquisition, construction lending, mezzanine loans and permanent loans. Although we have access to multiple loan programs, we expect to capitalize on our ability to provide niche products, such as high-leverage land acquisition loans and equity lending through strategic alliances with several investment banks.

  However, we have a limited operating history, and we face all of the risks inherent in the real estate industry. These risks include, but are not limited to, market acceptance and penetration of our services, our ability to broker real estate and mortgage products and services, management of the costs of conducting operations, general economic conditions and factors that may be beyond our control. We cannot assure you that we will be successful in addressing these risks. Failure to successfully address these risks could have a material adverse effect on our operations.

  (2)  Distribution methods of our services

  Our strategy is to achieve high levels of customer satisfaction and repeat business and to establish recognition and acceptance of our business. Our strategy includes the following key elements:

  1. Introducing new financing products to satisfy client needs and attract new clients,

  2.   Bolstering our Internet presence,

  3.   Forming additional strategic alliances, and


/9/


  4.   Building our brand equity.

  Introducing New Financing Products to Satisfy Client Needs and
Attract New Clients

     We believe that a gap exists in the market today for specific higher leverage loan services and products for commercial projects. Our goal is to introduce and market these services and products. We plan to combine traditional construction or permanent loans with mezzanine or equity loan products that produce higher leverage for the developer or owner of the property. Leverage is defined as the use of credit or borrowed funds to improve one's speculative capacity and increase the rate of return from an investment. Providing these packaged services and products will serve to both satisfy existing client needs and attract new clients. They will provide a variety of options for buyers and sellers, which should increase the likelihood of closing each potential transaction.

  Bolstering Our Internet Presence

  The Internet allows us to expand our geographical impact by reaching prospective customers and introducing greater efficiencies to the real estate and mortgage process. We are continuing to design and develop our website as a mechanism for the marketing and sale of real estate. Our website includes photographs of properties available for sale, real estate reports on each of those properties and an electronic loan application for residential and commercial loans.

  Forming Additional Strategic Alliances

     Our goals for pursuing strategic alliances entail forming correspondent or broker relationships with lenders who offer similar high leverage and other loan products as we do. This would allow our Company access to homebuilders and provide an avenue for recommending their buyers' use of our home mortgage division. We also plan to establish alliances with homebuilders for home contingency programs (in which we sell the current home a potential new home purchaser still owns).

  Our business relationship with a Las Vegas developer of commercial properties, Pacific Properties and Development LLC, provides us with an existing market for our services and the ability to expand our customer base. This company is one hundred percent owned by Mr. Steven Molasky, CEO of OneCap, however, OneCap does not pay any amounts of monies, directly or indirectly, back to Mr. Molasky or other related entities for referrals. Real estate and mortgage commercial brokerage services for Pacific Properties are provided at market rates.

  We also provide mortgage services to homebuyers who purchase homes from Pacific Homes, a related entity. The real estate brokerage and mortgage brokerage services that we provide to Pacific Homes and Pacific Properties, as affiliated clients, are on the same general terms and conditions as third party clients.

  We provide real estate brokerage services to Pacific Homes under a typical listing agreement. For each sale, OneCap receives between 3-6% real estate commissions for its services, paid by Pacific Homes. Pacific Homes also refers its homebuyers, at the homebuyer's sole election, to OneCap's mortgage division to provide the financing for the homebuyer's new home purchase. Once an agreement is signed, OneCap is paid a typical 1% loan origination fee from the homebuyer, and receives customary overage revenue from the wholesale lender (the difference between the wholesale lender annual percentage rate and the retail annual percentage rate charged to the buyer).

We will typically act as real estate broker for Pacific Properties in the purchase or sale of any commercial property for a customary commission fee, most often paid by the seller of the property. If Pacific Properties is the seller of the property, then they pay the fee. If Pacific Properties is the purchaser of the property, then most often the third party seller pays the fee. Typical commissions range from 0.75%-5%, depending on the size and complexity of the transaction. We also provide commercial mortgage services to Pacific Properties finding the best suitable financing for specific real estate projects. Pacific Properties


/10/


will typically pay us an amount of 0.5%-1% of the funded loan amount for our procurement services. All of these terms are comparable to our normal and customary charges to outside third party clients.

  Building Our Brand Equity

  We believe that building awareness of the OneCap brand is important in expanding our customer base. We intend to aggressively market and advertise to enhance our brand recognition with consumers. We currently advertise through traditional and non-traditional media such as local newspapers and industry-specific publications, as well as over the Internet.

     Our marketing efforts have consisted of television, print and Internet advertising. With appropriate networking, advertising and marketing, we plan to differentiate ourselves from the competition, and put our Company in a better position to generate increasing revenues. We cannot assure you that we will be successful in attracting new customers, or retaining the future business of existing customers. If we fail to attract and retain customers, we would be unable to generate revenues to support continuing operations.

  (3)  Status of any announced new service

  As of September 20, 2000, we have:

  1.   Developed and implemented a business plan;

  2. Recruited and retained an appropriate management team and board of directors;

  3.   Attained capital from an equity offering;

  4.   Developed our corporate web site at www.onecap.com;

  5. Instituted a marketing campaign encompassing print, television and the Internet; and

  6. Entered into agreements with wholesale lenders to originate mortgage loans.

  We have commenced operations and have begun generating revenues. However, we expect our industry to become increasingly competitive, despite the growth expected in the market. We intend to compete by offering a wide range of products and services to commercial and residential real estate clients. Our goal is to ensure client satisfaction with our services and to develop strategic relationships to increase our service offerings.

  (4)  Industry background

  The most critical components of all real estate transactions are service, financing and comprehensive and reliable information. Property-specific information, accurate market information and providing timely financing needs translates to time and money for a client. Typically, each step in the buying or selling transaction requires several different service companies and takes an inordinate amount of the client's time searching for the right combination of services. Companies often have multiple real estate brokers and financing sources, which require an excessive amount of time to find the right lender or realtor for each specific request or transaction. A single project may require several different companies' involvement in the process of development. For example, when a builder wants to build an office building, the following steps must be performed:


  1.   A broker finds the land;

  2. A land lender finances the initial purchase and an equity lender finances what the land lender cannot;


/11/


  3. A development and construction lender must be found to take on the project;

  4. Another broker is needed to lease the office space as it is being built;

  5.   A permanent lender is found to finance the end-loan; and

  6.   Another broker may be selected to sell the building.

  Lenders and brokers are usually specific by transaction, which is time consuming, and a single source would save time and money.

  We operate in a highly competitive market and compete with a variety of organizations that offer services similar to those we offer. The market includes a variety of participants, including national and regional:

  1.   Realty brokers,

  2.   Mortgage institutions and

  3.   Financial lending institutions.

  Some of our competitors have significantly greater financial, technical and marketing resources, generate greater revenues and have greater name recognition than we do.

  Our ability to compete depends in part on:

  1. Economic factors such as interest rates and the level of economic expansion;

  2. Our ability to attract, hire, develop and retain skilled personnel;

  3.   The level of real estate activity; and

  4. Our ability to market our real estate and mortgage brokering services to the real estate market.

  Failure to address these risks could make our business unprofitable.

  (6) Customers

  Our focus is on developing our brand recognition and a quality reputation in the market place. We will also convey the quality and wide range of services offered that is expected from professional representation on either the buyer's or seller's end of a real estate transaction.

  The current forms of advertising we currently use are:

  1. Our corporate website - We have developed a website for OneCap at www.onecap.com. The website features a mortgage calculator, resale listings, news and public relation stories.
     The web page may be eventually linked to many of the major search engines to increase attraction and website visits. Additionally an E-mail database has been established to link our web page to E-mail news that can be sent on a monthly basis to realtors, builders, banks and mortgage companies.

  2.   Brochures describing buyers representation and our services
     - These brochures are included at our existing offices and are promoted internally with the on-site agent. Additional points of advertising may include rip-off racks at the chamber of commerce, malls and in the lobbies of several apartment communities currently managed by an affiliated entity, Molasky Pacific Management, partially owned and controlled by Mr. Steven D. Molasky.


/12/


  3.   Our monthly newsletter - We have a monthly newsletter called
     " Las Vegas Real Estate Update" that is posted on our website.
     It is used to inform readers of our corporate development, growth and the services we provide. This letter will target market groups such as non-owner occupied residences, data source obtained from mall traffic and those wishing to subscribe and current or future clients. Visitors to our website are able to subscribe to receive our newsletter via regular mail.

  4. Signage - Residential and commercial signs are placed on listings handled by us and magnetic car plaques have been distributed to our agents. We believe this promotes our name through reach and frequency in the marketplace and further generates qualified clients.

  5. Regional print media - We have committed to advertising and marketing our services in various home buying and relocation guides that are distributed in Southern Nevada. These print magazines allow us to target families and individuals seeking to purchase a new or resale home in the Las Vegas community.

  6. Regional television media - We signed an agreement to advertise on the weekly regional television program, "The Home Show." The program airs locally in the Southern Nevada area. In addition, our agreement allows us to place a web link on the programs Internet site, www.lasvegashomeshow.com. This link takes visitors to our corporate web page, where they are able to learn about our services more in-depth.

  For the year ended June 30, 2000, we generated $854,900 of sales revenue. We anticipate that we will continue to derive the majority of our revenues from related entities under common control. Our business is dependent on revenues received from fees related to the services we provide our clients. If we fail to market our services and thereby attract new customers or maintain existing relationships, we will be unable to generate sufficient revenue to continue operations.

  (7)  Service Marks

     On September 16, 1999, we applied for new service marks with the Assistant Commissioner for Trademarks. As of December
11, 2000, our service mark application number 13630-0001 is pending.

  (8)  Regulation

  Our real estate operations are subject to various federal, state and local regulations in the U.S. We must have an officer licensed as a real estate broker or we must associate with a licensed broker in each state in which we provide our services. Each employee that performs certain brokerage functions in the State of Nevada must be a licensed real estate salesperson and she must work under the supervision of a broker licensed by that state. In addition to these licensing requirements, certain state governmental entities, such as the Nevada Department of Real Estate, regulates our brokerage operations by requiring our resident operative to be licensed.

  In various states, governmental entities license individual auctioneers and administer various regulations governing their activities and may require that auctioneers post bonds. We believe that we are in compliance with all material licensing and bonding requirements in the State of Nevada, in which auctioning licenses and bonds are required, and in which we are engaged in material auction activities.

  Our mortgage brokerage operations are subject to the rules and regulations of the FHA, VA, FNMA, FHLMC and Government National Mortgage Association with respect to originating and processing mortgage loans. Those rules and regulations, among other things, prohibit discrimination and establish underwriting guidelines which include provisions for inspections and appraisals, require credit reports on prospective borrowers and fix maximum interest rates. Moreover, lenders are subject to FNMA, FHA, FHLMC, GNMA and VA examinations at any time to assure compliance with the applicable regulations, policies and procedures. Our mortgage loan production activities are subject to the Truth-in-Lending Act


/13/


and Regulation Z promulgated, thereunder.  The Truth-in-
Lending Act contains disclosure requirements designed to provide consumers with uniform, understandable information with respect to the terms and conditions of loans and credit transactions in order to give them the ability to compare credit terms. The Truth-in-Lending Act also guarantees consumers a three-day right to cancel certain credit transactions, including any refinance mortgage or junior mortgage loan on a consumer's primary residence. We are also required to comply with the Equal Credit Opportunity Act of 1974, as amended, which prohibits creditors from discriminating against applicants on the basis of race, color, sex, age or marital status. Regulation B promulgated under ECOA restricts creditors from obtaining certain types of information from loan applicants. It also requires certain disclosures by lenders regarding consumer rights and requires lenders to advise applicants of the reasons for any credit denial. In instances where the applicant is denied credit or the rate or charge for loans increases as a result of information obtained from a consumer credit agency, another statute, the Fair Credit Reporting Act of 1970, as amended, requires the lenders to supply the applicant with a name and address of the reporting agency. The Federal Real Estate Settlement Procedure Act imposes, among other things, limits on the amount of funds a borrower can be required to deposit with us in an escrow account for the payment of taxes, insurance premiums or other charges.
We have policies, procedures and systems in place to ensure compliance with RESPA.

  (9)  Effect of existing or probable government regulations

  We believe that we will be able to comply in all material respects with laws and regulations governing real estate and mortgage brokering activities. We are not aware of any probable government regulations that may adversely affect our business.

  (12) Employees

  We presently have 10 full-time and no part-time employees.
Our employees are not represented by a collective bargaining agreement, and we believe that our relations with our employees are good.

     The OneCap Real Estate Division has three full-time employees with licenses. Eric Bordenave has a Nevada real estate brokers license (#19412), and is the qualifying employee for the real estate division. Bob Greene has a Nevada broker/salesman real estate license (#34066), and Kristi Franzese has a Nevada salesman real estate license (#43688). The OneCap Mortgage Division has a mortgage company license (#MB00344), and Scott Lawrence is the Company's qualifying employee for that license.

  We adopted a retirement savings plan for our employees under
Section 401(k) of the Internal Revenue Code. The plan allows employees to defer up to the lesser of the Internal Revenue Code prescribed maximum amount or 15% of their income on a pre-tax basis through contributions to the plan. We will match 25% of eligible employees' contributions up to a maximum of 6% of their individual earnings.

  On July 27, 2000, we approved a stock option plan with the goal of motivating our employees. We have allocated up to 1,250,000 shares of common stock that may be granted under our stock option plan. The purchase price for the shares covered under each option will be no less than 100% of the fair market price per share of our stock on the date the option is granted. However, if the option is granted to a person owning more than 10% of our voting stock, the option can be converted at no less than 110% of the fair market price per share on the date the option is granted. No options have been granted as of September 20, 2000.

Item 2.     Management's Discussion and Analysis

A.   Management's Discussion and Analysis

   (1) For the year ended June 30, 2000, we realized a net loss of $(102,400) and generated $854,900 in revenues from operations.

  The following comprises the capitalization history for OneCap:


/14/


  1. On June 7, 1999, we issued 100 shares of our common stock with no par value to one founding shareholder. The shares were issued in exchange for cash and assets totaling $19,600. This original stock offering was made in accordance with Section 4(2) of the Securities Act of 1933, as amended.

  2. On November 2, 1999, the one shareholder exchanged all of his 100 shares of common stock with no par value for 100 shares of common stock with a par value of $0.001 per share and an additional 4,999,900 shares of common stock at par value of $0.001 per share. In addition, we issued 1,937,500 shares of $0.001 par value common stock to a second individual. These shares were issues in exchange for cash of $6,900. This stock issuance was made in accordance with Section 4(2) of the Securities Act of 1933, as amended.

  3. On May 26, 2000, we issued 1,659,200 shares of common stock to 130 unaffiliated shareholders and eight affiliated shareholders at a price of $0.25 per share, for total receipts of $414,800 in cash. This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act.

  4. On May 26, 2000, we issued 214,918 shares to one shareholder in lieu of services rendered in the amount of $53,729. This stock issuance was made in accordance with Section 4(2) of the Securities Act of 1933, as amended.

  As of the date of this filing, we have 8,811,618 shares of par value common voting stock issued and outstanding, which are held by approximately 141 shareholders of record. If we require more capital, we may be required to raise additional capital via a public or private offering of equity or debt. There are no preliminary loan agreements or understandings between us, our officers, directors or affiliates or lending institutions. We have no arrangements or commitments for accounts and accounts receivable financing. We cannot assure you that any such financing can be obtained or, if obtained, that it will be on reasonable terms.

  For the year ended June 30, 2000, we have generated $854,900 in sales revenues and devoted our efforts primarily to developing our services, implementing our business strategy and raising working capital through equity financing. Our revenues are primarily dependent upon our ability to market and provide real estate and mortgage products and services. Our priorities for the next 12 months of operations are:

  1.   Completing our relocation to our new corporate offices
     (This was completed on August 15, 2000. We moved to 5450 W.
     Sahara Ave., 2nd Floor, Las Vegas, NV 89146 a space consisting of +13,000 square feet. OneCap currently leases this space from
     Sierra Pacific Energy Company)    ;

  2. Expand our clientele base and accounts through marketing and advertising, our Internet site, personal and business contacts and print and television media;

  3. Modify our web site to allow secure mortgage applications to be completed electronically;

  4. Expand our commercial real estate division to include commercial property management and leasing activities;

  5. Enter the Spanish-speaking market through our bi-lingual loan officer;

  6.   Developing further strategic relationships; and

  7. Increase the number of residential and commercial loan originators from two to five within the next six months, through active and aggressive interviewing and networking. We also plans on expanding our independent real estate agents as well, targeting 20 agents signed by year-end


/15/


     2000, and 50 signed by mid
     2001, again through active and aggressive interviewing and networking.

  We cannot guarantee you that we will be able to compete successfully or that the competitive pressures we may face will not have an adverse effect on our business, results of operations and financial condition. Additionally, intensified competition in the real estate market could force us out of business.

(2) The following is a summary of our results of operations for the year ended June 30, 2000 and for the period June 7, 1999 to June 30, 1999.

               Year      Period
               Ended      Ended
             June 30,   June 30,
               2000       1999
             --------   ---------
Revenue(1)   $854,900(2)  $     -0-
Expenses     $957,300(3)  $   1,000
             --------     ---------
Net income   $(102,400)   $(1,000)
(loss)       ========     =========

  1   The Company anticipates fee rates charged to customers in
     future periods to be similar to those charged from 07/99 through 06/00.

  2   Each of the following transactions or group of related
     transactions accounted for more than 10% of revenues:
     1) Revenues generated include a non-recurring property acquisition project with a related entity, PH LLC. The company earned a total of $90,622 in gross revenue (real estate commissions) for the period of 6/30/99 - 6/30/00.
     2) The Company also assisted in the closing of a 16.65 acre, $3,783,500 land sale/purchase to a third party buyer, in which the seller was an affiliated entity, Lake Mead Horizon LLC. The company earned a total commission of $104,046.
     3) The Company also assisted in obtaining a $22,550,000 loan for a related entity, Pacific Crest LP, which owns a 274 unit luxury apartment complex. The Company earned a total commission of $150,500.

  3   Net of interest income of $4,000.

  Although every real estate transaction or mortgage loan is specific by nature, and thus nonrecurring, we plan to continue expanding its client base and generating revenues through similar future transactions. The Company has every intention of expanding to a more outside, third party client base, and relying less heavily on revenues generated from its affiliated companies.

(3) The following is a summary of our revenues for the year ended June 30, 2000 quantifying the aggregate dollar amount of revenues earned from transactions involving affiliated versus nonaffiliated parties.


                                Affiliated
                                ----------
                       # of      Transaction  Average    Revenue
                  Transactions     Volume     Revenue    Earned
                                    ($)         (%)

     Real Estate         7       10,530,599     2.97      313,243
     Commission
     Mortgage            9       41,401,160      .81      333,666
     Brokerage         ----      ----------    ------     -------
                        16       51,931,758               646,909


/16/


                        Affiliated Referrals (Pacific Homes)1
                        -------------------------------------
     Mortgage           61        7,060,302     2.16      152,498
     Brokerage

                                 Non-Affiliated
                                 --------------

     Real Estate         8        1,115,389     2.80       31,262
     Commission
     Mortgage            9          960,482     2.52       24,231
     Brokerage
                        17        2,075,871                55,493
                       -----      ----------   ------     -------
               Total    94        61,067,932              854,900
                       =====      ==========   ======     =======

  1   These transactions were independent homebuyers who
  purchased a new home from our affiliated entity, Pacific Homes, and decided to use OneCap as their Mortgage Company. None of the revenues were received from Pacific Homes nor did Pacific Homes obtain any referral fees. Pacific Homes only referred these individuals to our mortgage division.


  To fund fiscal 2000 operations, we believe our current financial resources and ability to generate revenues will be adequate to fund our operations and provide for our working capital needs through December 2000. However, we may experience fluctuations in operating results in future periods due to a variety of factors, such as:

  1. We have a limited operating history on which to base estimates of future performance;

  2. We may need to obtain additional financing in the event that we are unable to realize sales of our services or if we require more capital than we currently have;

  3.   Our market is highly competitive; and

  4.   We may experience difficulty in managing growth.

Item 3.     Description of Property

A.   Description of Property

  Our corporate offices are located at 5450 West Sahara Avenue, 2nd Floor, Las Vegas, NV 89146. These new facilities will allow for our future expansion and growth. On July 9, 2000, we entered into a lease agreement for approximately 13,173 square feet of office space, ending January 31, 2003 with an option to renew for 20 months. The lease payments will total $19,800 per month with 4% annual increases each year on October 1.

Item 4.     Security Ownership of Management

A.   Security Ownership of Management

  The following table sets forth as of September 20, 2000
certain information regarding the beneficial ownership of our common stock by:

  1. Each person who is known us to be the beneficial owner of more than 5% of the common stock,

  2.   Each of our directors and executive officers and

  3.   All of our directors and executive officers as a group.


/17/


  Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.


         Name and Address       Shares        Percentage of Shares
                             Beneficially         Outstanding
                                 Owned
         ----------------    ------------      -------------------
         Steven D.             5,000,000             56.74%
         Molasky
         5450 West Sahara
         Avenue
         2nd Floor
         Las Vegas,
         Nevada 89146

         Vincent W.            1,937,500             21.99%
         Hesser
         5450 West Sahara
         Avenue
         2nd Floor
         Las Vegas,
         Nevada 89146

         Eric Bordenave         40,000               0.45%
         5450 West Sahara
         Avenue
         2nd Floor
         Las Vegas,
         Nevada 89146

         Scott Lawrence          4,000                NMF1
         5450 West Sahara
         Avenue
         2nd Floor
         Las Vegas,
         Nevada 89146

         Total ownership       6,981,500             79.23%
         by our officers
         and directors
         (four
         individuals)

1.  Represents a percentage of less than 0.01%.

B.   Persons Sharing Ownership of Control of Shares

  No person other than Steven D. Molasky and Vincent W. Hesser owns or shares the power to vote 5% or more of our securities.

Item 5.     Directors and Executive Officers

A.   Directors and Executive Officers

  The following table sets forth certain information with respect to each of our executive officers or directors.

             Name       Age           Position            Appointed
            ------     -----    -----------------         ---------
           Steven D.     48   CEO, Secretary, Treasurer    July 1,
            Molasky                 and Director            1999

          Vincent W.     34  President, COO and Director   July 1,
            Hesser                                          1999

        Scott Lawrence   40   Vice President - Mortgage    June 7,
                                     Operations             1999

        Eric Bordenave   38   Vice President, Corporate    May 15,
                                       Broker               2000

B.   Work Experience


/18/


  Steven D. Molasky, Chief Executive Officer, Secretary,
Treasurer and Director - Mr. Molasky has experience in the real estate development business dating back to the late 1960's.
Through his various companies, including Pacific Homes and Pacific Properties, Mr. Molasky has developed:

  1.   Homes and condominiums for sale;

  2.   Apartment complexes;

  3.   Distribution and industrial product;

  4.   Master-planned communities;

  5.   Retail shopping centers; and

  6.   High rise office buildings.

  Mr. Molasky specializes in real estate financing, having nurtured and developed long-term relationships within the industry. Included in this group are:

  1.   Prudential Real Estate,

  2.   Long Term Credit Bank of Japan,

  3.   Northwestern Mutual Life Insurance Company,

  4.   Teachers Insurance and Annuity Association,

  5.   Bank One, and

  6.   Nomura Asset Capital Corporation and Capital Company of
     America.

Also included are liaisons with local and regional financial institutions.

  Having a strong sense of community, Mr. Molasky has:

  1. Served as a founding member and past chairman of the Nevada Institute for Contemporary Art;

  2. Been appointed by the Clark County Commission as a director and board member of the McCarran Arts Advisory Council; and

  3. Was appointed by the Nevada Legislature as a board member of the Nevada Nuclear Projects Commission.

  Mr. Molasky also serves as a trustee/director of the University of Nevada, Las Vegas Foundation and is a member of the Young President's Organization.

  Vincent W. Hesser, President, Chief Operating Officer and
Director - Mr. Hesser's areas of responsibility includes

  1. Coordinating the development of corporate policies, goals and objectives relative to company operations;

  2.   Lender and investor relations; and

  3.   Financial performance and growth.


/19/


  Mr. Hesser oversees the daily company operations and business affairs to ensure that business objectives are achieved. During his tenure as a finance executive at Pacific Properties from 1992-1999, Mr. Hesser has obtained project equity and debt financing for real estate projects, and he has overseen the build-out of housing, apartment and commercial real estate projects.

  Mr. Hesser began his career at PriMerit Bank, which was subsequently purchased by Norwest, which was in turn acquired by Wells Fargo, in Las Vegas, Nevada. He was responsible for analyzing, evaluating and reporting on real estate joint ventures throughout the southwestern United States, with real estate and development companies. He also assisted the bank in their reviews with the Office of Thrift Supervision and Federal Deposit Insurance Corporation in relation to those investments.

  Mr. Hesser is a graduate of Southern Utah University and earned his Master of Accountancy degree, summa cum laude and with high distinction. He has obtained his CPA Certificate and also holds a general contractors license in the State of Nevada.

  Scott Lawrence, Vice President - Mortgage Operations - With over 16 years of mortgage lending experience, specializing in new home financing, Mr. Lawrence brings knowledge of mortgage financing. He created and managed the mortgage operations and an interest rate-hedging program for Falcon Development, a developer in Las Vegas and Denver.

  In 1996, Mr. Lawrence worked on creating the mortgage subsidiary for Beazer Homes, consulted with builders, such as Trinity Homes, Zaring Homes, Oriole Homes and Weitzer Homes, on strategies for mortgage origination's, as well as retro-fitting the mortgage operations for a homebuilder in Las Vegas. Subsequently, Mr. Lawrence took a position with Pacific Homes Financial in late 1996. In addition to the end-loan financing that Pacific Homes Financial previously provided, Mr. Lawrence has created several strategic alliances with various capital sources to provide purchasing, development, construction and permanent financing for the various multi-family and commercial projects that Pacific Properties & Development, LLC, develops in various markets.

  Prior to coming to Las Vegas in 1994, Mr. Lawrence worked with a consulting firm, working with the Builder 200, setting up and managing builder owned mortgage companies. Mr. Lawrence graduated with a Bachelor of Science degree in Marketing
Management from New England College in Henniker, New Hampshire in
1981.

  Eric Bordenave, Vice President and Corporate Broker

     Mr. Bordenave was employed with the City of Las Vegas, Office of Business Development as a Senior Project Development Officer from 12/94 - 05/00, prior to joining OneCap. Mr. Bordenave worked under the direction of the City Manager's Office and directly with the Director of OBD. Mr. Bordenave's duties included project evaluation, financial analysis, acquiring and developing property for the City's Redevelopment Agency, the Las Vegas Technology Center and Las Vegas Enterprise business parks, community centers and golf courses.

  Mr. Bordenave was also responsible as senior project officer for several special projects for the City manager where he was the liaison between the City and commercial developers to negotiate, coordinate and implement city contracts and walk the development through the maze of city departments such as, City Attorney's Office, Building and Planning Departments, Public Works and Leisure Services (Parks) and business licensing. Mr. Bordenave worked directly with companies looking to expand or relocate their business operations to the City of Las Vegas including international companies from Pacific Rim countries. Also during his employ with the City of Las Vegas, Mr. Bordenave maintained his real estate license as an independent contractor with two real estate companies during that time period. Cornerstone Company 07/90 - 04/97, and Commercial West Realty Advisors 04/97 - 06/00.


/20/


  Mr. Bordenave is a graduate of the University of Nevada, Las
Vegas and holds a Bachelor of Science in Business Administration with a major in Business Management. He currently is the qualifying real estate broker for OneCap.

Item 6.     Executive Compensation

Remuneration of Directors and Executive Officers

     We do not currently have employment agreements with our executive officers but we expect to sign employment agreements with each in the next approximately six months. No arrangements have been made in advance of these signed agreements as the format and terms of these agreements have not been adequately clarified. Messrs. Scott Lawrence and Eric Bordenave have been drawing salaries since they were appointed to their positions.

          Name      Capacities in which     Time Spent    Annual
                      Remuneration was      on OneCap   Compensati
                          Recorded           Business       on
         ------     ------------------      ----------   ---------
        Steven D.     CEO, Secretary,          20%       Incentive
         Molasky   Treasurer and Director                 Basis1

         Vincent     President, COO and        50%       Incentive
        W. Hesser         Director                        Basis1

          Scott       Vice President -         100%      $125,000
        Lawrence    Mortgage Operations

          Eric        Vice President,          100%       $90,000
        Bordenave     Corporate Broker

  1. Certain executives have deferred payment of salaries based on our cash flow and financial performance. Messieurs Steven D. Molasky and Vincent W. Hesser are compensated on a cash incentive basis, based on performance. This incentive is 12.5% of our net revenues, dispersed on a monthly basis, which will be split equally between the two individuals.

Stock Option Plan

  On July 27, 2000, we approved a stock option plan. The plan allocated up to 1,250,000 shares of common stock that may be granted. The purchase price for the shares covered under each option may be no less than 100% of the market price per share on the date the option is granted. However, if the option is granted to a person owning more than 10% of our voting stock, the option cannot be converted at less than 110% of the fair market price per share on the date the option is granted. No options have been granted as of August 10, 2000.

Compensation of Directors

  There were no arrangements pursuant to which any director was compensated for the period from June 7, 1999 to September 20, 2000, for service provided as a director.

Item 7.     Certain Relationships and Related Transactions

     There were no actual or proposed transactions that occurred over the past two years, to which any person related to the issuer had or is to have a direct or indirect material interest as set forth in item 404 of Regulation S-B of the Securities and Exchange Act of 1933.


/21/


Item 8.     Description of Securities

        Our authorized capital stock consists of 20,000,000 shares of common stock, par value per share and 5,000,000 shares of preferred stock, par value. As of September 20, 2000, we had 8,811,618 shares of common stock outstanding. To date, we have
not issued preferred stock.   The following summary about certain
provisions of our common stock and preferred stock is not complete and is subject to the provisions of our "Articles of Incorporation" and bylaws.

Common Stock

     As a holder of our common stock:

  (a) you have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;
  (b) you are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;
  (c) you do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;
  (d) you are entitled to 1 vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholders; and
  (e)  your shares are fully paid and non-assessable.

     Additionally, there is no cumulative voting for the election of directors.

Preferred Stock

Although, we have not issued any preferred stock to date, nor have we developed the descriptive attributes of these preferred shares, we can issue shares of preferred stock in series with such preferences and designations as our board of directors may determine. Our board can, without shareholder approval, issue preferred stock with voting, dividend, liquidation, and conversion rights. This could dilute the voting strength of the holders of common stock and may help our management impede a takeover or attempted change in control.


/22/


                             Part II

Item 1.     Market Price of and Dividends on the Registrant's
Common Equity and Related Stockholder Matters

A.    Market Information

   There is no current market for our common equity. Additionally, our common equity is not subject to outstanding options or warrants to purchase, or securities convertible into, common equity. No sales of common equity have been sold pursuant to Rule 144 of the Securities Act, nor has an offering been made that could have a material effect on the market price of our common equity.

B.    Holders

  As of September 20, 2000, we had approximately 141 stockholders of record.

D.     Reports to Shareholders

  We will furnish our shareholders with annual reports containing audited financial statements and such other periodic reports as we determine to be appropriate or as may be required by law. We are filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status with the SEC. Upon the effectiveness of this Registration Statement, we will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934. Consequently, we will voluntarily file all necessary reports and forms as required by existing legislation and the SEC rules.

E.     Transfer Agent and Registrar

  The Transfer Agent for our shares of common voting stock is Shelley Godfrey, Pacific Stock Transfer Company, 5844 S. Pecos,
Suite D, Las Vegas, Nevada 89120, (702)-361-3033.

Item 2.     Legal Proceedings

  We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

Item 3.     Changes in and Disagreements with Accountants

  We have had no disagreements with our independent accountants.

Item 4.     Recent Sale of Unregistered Securities

  The following discussion describes all the securities we have sold within the past three fiscal years:

  On June 7, 1999, we issued 100 shares of our common stock with no par value to one founding shareholder. The shares were issued in exchange for cash and assets totaling $19,600. This original stock offering was made in accordance with Section 4(2) of the Securities Act of 1933, as amended. No underwriting discounts or commissions were paid in this offering.

  On November 2, 1999, the one shareholder exchanged all of his 100 shares of common stock with no par value for 100 shares of common stock with a par value of $0.001 per share and an additional 4,999,900 shares of common stock at par value of $0.001 per share. In addition, we issued 1,937,500 shares of $0.001 par value common stock to a second individual. These shares were issues in exchange for cash of $6,900. This stock issuance was made in accordance with Section 4(2) of the Securities Act of 1933, as amended.


/23/


  On May 26, 2000, we issued 1,659,200 shares of common stock to 130 unaffiliated and eight affiliated shareholders at a price of $0.25 per share, for total receipts of $414,800 in cash. This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act. In addition, this offering was made on a best efforts basis and was not underwritten.

     On May 26, 2000, we issued 214,918 shares to one shareholder in lieu of services rendered in the amount of $53,729. The issuance of shares represented payment to a consulting company for facilitating the preparation of the documentation necessary to become a publicly traded company. This stock issuance was made in accordance with Section 4(2) of the Securities Act of 1933, as amended. No brokers or dealers were involved in this transaction and no discounts or commissions were paid.

Item 5.     Indemnification of Directors and Officers

     Neither our Articles of Incorporation nor our bylaws provide for the indemnification of a present or former director or officer. However, pursuant to Nevada Revised Statutes Section
78.750 and 751 we must indemnify any of our directors, officers, employees or agents who are successful on the merits or otherwise in defense on any action or suit. Such indemnification shall include, expenses, including attorney's fees actually or reasonably incurred by him. Nevada law also provides for discretionary indemnification for each person who serves as or at our request as one of our officers or directors. We may indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is one of our directors or officers. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interests. In a criminal action, he must not have had a reasonable cause to believe his conduct was unlawful (see Exhibit 3b. Bylaws of the Company Article VII Indemnification of Officers, Directors, Employees and Agents: Insurance).


/24/


                   Part F/S

Item 1.  Financial Statements


       The  following documents  are  filed
       as part of this report:

a)     OneCap                              Page


       Report  of  Bradshaw, Smith  &  Co., 1
       LLP

       Balance sheet                        2

       Statements of operations             3

       Statements     of     changes     in 4
       stockholder's equity

       Statements of cash flows             5

       Notes to financial statements        6



/25/


                  INDEPENDENT AUDITORS' REPORT


Board of Directors
OneCap
Las Vegas, Nevada


We have audited the accompanying balance sheet of OneCap as of June 30, 2000, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended and for the period from June 7, 1999 (inception) to June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OneCap as of June 30, 2000, and the results of its operations and its cash flows for the year then ended and for the period from June 7, 1999 (inception) to June 30, 1999 in conformity with generally accepted accounting principles.




/s/ Bradshaw, Smith & Co., LLP



September 15, 2000


/F-1/


           OneCap

           BALANCE SHEET

           JUNE 30, 2000


ASSETS

Current assets:
Cash                                       $  492,200

Accounts receivable (net of allowance for       1,200
doubtful accounts of $-0-)
Income tax receivable                           2,700
                                              -------
     Total current assets                     496,100


Property and equipment (Note 3)                31,300


Other assets (net of accumulated                9,900
amortization of $2,000)                       -------
                                              537,300
                                              =======

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable and other liabilities        101,400
                                              -------

     Total current liabilities                101,400
                                              -------

Commitments and contingencies (Note 4)             --

Stockholders' equity (Note 5):
   Preferred stock, $.001 par value;               --
5,000,000 shares authorized,
  no shares issued and outstanding
Common stock, $.001 par value; 20,000,000       8,800
shares authorized,
  8,811,618 shares issued and outstanding
Additional paid-in capital                    530,500

Accumulated deficit                         (103,400)
                                            ---------
                                              435,900

                                              537,300
                                            =========


 The Notes to Financial Statements are an integral part of these statements


/F-2/



       OneCap

       STATEMENTS OF OPERATIONS

       FOR THE YEAR ENDED JUNE 30, 2000 AND
       FOR  THE  PERIOD FROM JUNE 7, 1999 (INCEPTION) TO JUNE  30,
       1999



                                        Year       Period
                                       Ended       Ended
                                      June 30, 2000June 30, 1999

Revenues:
Loan fees and commissions           $  854,900  $       --

Expenses:
General and administrative             950,300       1,000
expenses (Notes 2 and 5)
Depreciation and amortization           10,000          --
expense
                                       960,300       1,000
                                      (105,400)
Loss from operations                               (1,000)

Other income:
Interest income                          4,000          --
                                      (101,400)     (1,000)
Net loss before income taxes
Income tax expense:

 Current federal                         1,000          --
 Deferred federal                           --          --
                                         1,000          --


Net loss                              (102,400)    (1,000)
                                      =========    ========
                                        (.021)     (10.00)
Loss per common share                  ========    ========

Weighted average number of common     4,784,536         100
shares outstanding                    =========      ======


 The Notes to Financial Statements are an integral part of these statements


/F-3/


OneCap

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2000 AND
FOR THE PERIOD FROM JUNE 7, 1999 (INCEPTION) TO JUNE 30, 1999



                       Common Stock   Additional  Accumu   Stockho
                      --------------   paid-in    lated    lders'
                                       capital    deficiT  equity
                      Shares  Amount
                      ------  ------  ---------   -------  -------

Balance, June 7, 1999     --   $  -      $  --     $  --    $  --
(Inception)                       -

Issuance of shares       100     --     19,600        --   19,600

Net loss                  --     --         --    (1,000)  (1,000)


Balance, June 30,        100     --     19,600    (1,000)   18,600
1999

November 1, 1999,    6,937,400  6,900       --        --    6,900
issuance of
shares

May, 2000 issuance   1,874,118  1,900  402,900        --   404,800
of shares

Services contributed      --     --    108,000        --  108,000
by stockholders

Net loss for the year     --     --         --  (102,400) (102,400)
ended June 30, 2000

Balance, June 30,   8,811,618 $8,800  $530,500 $(103,400) $435,900
2000                ========= ======  ========  =========  =======



    The Notes to Financial Statements are an integral part of
                        these statements


/F-4/



      OneCap

      STATEMENTS OF CASH FLOWS

      FOR THE YEAR ENDED JUNE 30, 2000 AND
      FOR  THE  PERIOD FROM JUNE 7, 1999 (INCEPTION) TO  JUNE  30,
      1999

                                Year        Period
                                Ended       Ended
                               June 30,     June 30,
                                2000         1999
                               --------   ----------
Cash flows from operating
activities:
Net loss                      $(102,400)  $ (1,000)

 Changes to net loss not
requiring cash outlays:
   Services contributed by     108,000         --
stockholders
Depreciation and                10,100         --
amortization
 Changes in:
Accounts receivable              2,700         --
   Other assets                (11,800)        --

Accounts payable and other     100,400      1,000
liabilities
   Income tax receivable       (2,700)         --

 Net cash provided by          104,300         --
 operating activities

Cash flows from investing
activities:
Additions to property and      (24,000)        --
equipment

 Net cash used in investing    (24,000)        --
 activities

Cash flows from financing
activities:
 Issuance of stock             411,700        200

 Net cash provided by          411,700        200
financing activities

 Net increase in cash          492,000        200

Cash at beginning of period        200         --

Cash at end of period          492,200        200

Supplemental disclosure of
cash flow information:
 Cash paid for income taxes   $  3,700   $     --

Schedule of noncash
activities:

 Contribution of assets
(Note 2):
  Property and equipment      $     --   $ 15,500
  Accounts receivable               --      3,200
  Intercompany receivables          --        700
  Additional paid in capital  $     --   $ 19,400
  Services contributed by     $108,000   $     --
stockholders                  ========   ========

       In May, 2000, the Company issued 214,918 shares of restricted common stock to Campbell Mello Associates for services rendered.

 The Notes to Financial Statements are an integral part of these statements


 /F-5/


OneCap

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2000
AND FOR THE PERIOD FROM JUNE 7, 1999 (INCEPTION) TO JUNE 30, 1999


1. Summary of significant accounting policies:

  Organization and nature of business:

  OneCap (the "Company") was incorporated in the State of Nevada on June 7, 1999 to serve as a loan and real estate broker for residential and commercial loan and real estate transactions. The majority of the Company's revenues are derived from doing business with related entities. The Company is authorized to issue 20,000,000 shares of common stock with a par value of $.001 and 5,000,000 shares of preferred stock with a par value of $.001.

  In  June, 1999, the Company issued 100 shares of common  stock, no par value, in exchange for cash and other assets totaling $19,600. (See note 2). On November 1, 1999, the Articles of Incorporation were amended to increase the number of authorized shares of Common Stock to 20,000,000 with a par value of $.001 and to authorize 5,000,000 shares of Preferred Stock with a par value of $.001. On November 2, 1999, the 100 shares of Common Stock outstanding with no par value were exchanged for 100 shares of Common Stock with a par value of $.001 and an additional 6,937,400 shares of Common Stock with a par value of $.001 were issued for $6,900.

  In  May,  2000,  the  Company issued  an  additional  1,659,200 shares of common stock through an offering in the State of Nevada. The stock was offered at $.25 per share and the maximum shares of the offering was 2,000,000 shares. The net proceeds to the Company after issuing costs of $10,000 was $404,800. In connection with the offering, the Company issued 214,918 restricted shares of common stock to Campbell Mello Associates ("CMA") for services rendered. The offering was pursuant to Section 4(2) of the Securities Act of 1933.

  There have been no other issuances of common or preferred stock.

  The  Company  uses  the  accrual  method  of  accounting.   The
   Company has adopted June 30 as its fiscal year end.

  Cash and cash equivalents:

  The   Company   considers   highly  liquid   investments   with
   maturities of three months or less when purchased to be cash equivalents.


 The Notes to Financial Statements are an integral part of these statements


/F-6/


OneCap

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2000
AND FOR THE PERIOD FROM JUNE 7, 1999 (INCEPTION) TO JUNE 30, 1999


1.Summary of significant accounting policies (continued):

  Organization costs:

  The    Company's   policy   is   to   amortize   organizational
   expenditures using the straight-line method over five years.

  Earnings per share:

  Earnings per share was computed by dividing the net income by the weighted average number of common shares outstanding.

  Use of estimates in preparation of financial statements:

  The  preparation  of  financial statements in  conformity  with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Advertising costs:

  Advertising   costs  are  charged  to  expense   as   incurred.
   Advertising  expenses were $77,100 and $0 for the  year  ended
   June   30,  2000,  and  for  the  period  from  June  7,  1999
   (inception) to June 30, 1999, respectively.

  Recognition of loan origination fees:

  Loan origination fees are recognized upon the closing of a loan, which occurs after all significant services have been performed.

  Income taxes:

  Effective  November 5, 1999, the Company revoked its S election and elected not to have the pro rata allocation of S corporation items under IRC Section 1362 (e)(2) apply to the S termination year. Prior to November 5, 1999, the Company was treated as an S Corporation for Federal income tax purposes. As an S Corporation, the Company passes through the taxable income and losses to its stockholders each year as recognized, and thus pays no corporate income tax itself.



 The Notes to Financial Statements are an integral part of these statements


/F-7/



OneCap

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2000
AND FOR THE PERIOD FROM JUNE 7, 1999 (INCEPTION) TO JUNE 30, 1999

1.Summary of significant accounting policies (continued):

  Property and equipment:

  Property  and  equipment  is stated at  cost  less  accumulated
   depreciation.   Depreciation is provided  principally  on  the
   accelerated and straight-line methods over the estimated useful lives of the assets.

  The  cost  of maintenance and repairs is charged to expense  as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of depreciable property, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

2.Related party transactions:

  a.Revenues:

     The majority of the Company's revenues are derived from commercial loan closings for related entities in which one stockholder has an ownership interest and loans processed for buyers in Southern Nevada who purchase homes developed by Pacific Homes and other related entities under common control.

  b.Office space:

     The   Company   leases  office  space  from  an   affiliated
      partnership on a month-to-month basis. The total rent paid for office space was $44,200 and $0 for the year ended June 30, 2000 and for the period from June 7, 1999 (inception) to June 30, 1999, respectively.

  c.Contribution of assets:

     During the period ended June 30, 1999, one stockholder of the Company contributed net assets totaling $19,600 to the Company as follows:


       Petty cash                                       $   200
       Accounts receivable                                3,200
       Furniture and equipment                           15,500
       Intercompany receivables                             700
                                                         ------
                                                        $19,600
                                                         ======

 The Notes to Financial Statements are an integral part of these statements


/F-8/


OneCap

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2000
AND FOR THE PERIOD FROM JUNE 7, 1999 (INCEPTION) TO JUNE 30, 1999

2.Related party transactions (continued):

 d.Services contributed by stockholders:

   During   the  year  ended  June  30,  2000,  two  stockholders
     contributed their services, valued at $108,000, to the Company. Mr. Steven Molasky, CEO contributed services valued at $48,000 and Mr. Vince Hesser, President, contributed services valued at $60,000. Mr. Molasky spent approximately 8 hours per week (or 20%) and Mr. Hesser spent approximately 20 hours per week (or 50%) of their working time on OneCap business. The Company estimates the annual full-time fair value compensation to be $240,000 for the CEO and $120,000 for the President. Based upon these assumptions, services contributed by the CEO and President would be $48,000 ($240,000 x 20%) and $60,000 ($120,000 x
     50%), respectively. The values were determined based upon the Company's estimates of a reasonable compensation package for this type of Company and position.

3. Property and equipment:

  Property and equipment at June 30, 2000 consisted of the following:


        Computer equipment                      $ 26,700
        Computer software                          4,900
        Furniture and equipment                    7,800
                                                --------
                                                  39,400
        Less accumulated depreciation              8,100
                                                --------
                                                $ 31,300
                                                ========
  Depreciation expense for the year ended June 30, 2000 was $8,100.

4.Commitments and contingencies:

  Concentration of credit risk:

  In the normal course of business, the Company maintains cash at a financial institution in excess of federally insured limits.

  Employee benefit plan:

The  Company  adopted a retirement savings plan for its employees under Section 401(k) of the Internal Revenue Code. The plan allows employees of the Company to defer up to the lesser of the Internal Revenue Code prescribed maximum amount or 15% of their income on a pre-tax basis through contributions to the plan. The Company matches 25% of eligible employees'
  contributions up to a maximum of 6% of their individual earnings.

 The Notes to Financial Statements are an integral part of these statements


/F-9/

OneCap

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2000
AND FOR THE PERIOD FROM JUNE 7, 1999 (INCEPTION) TO JUNE 30, 1999


5.Stockholders' equity:

  Restricted shares of common stock:

  7,356,418 of the total shares of common stock outstanding are restricted.

  Preferred stock:

  The   Board  of  Directors  has  the  authority  to  issue  the
   preferred stock, the terms of which (including, without limitation, dividend rates, conversion rights, voting rights, terms of redemption and liquidation preferences) may be fixed by the Board at its sole discretion. The holders of the Company's common stock will not be entitled to vote upon such matters. No shares of preferred stock of any series are outstanding and the Board of Directors has no present intention to issue any such shares. Shares of preferred stock issued in the future could have conversion rights, which may result in the issuance of additional shares of common stock, which could dilute the interest of the holders of common stock. Such shares could also have voting rights and liquidation preferences which are senior to the rights and preferences of the common stock. Additionally, such shares could have dividend, redemption or other restrictive provisions.

  Warrants and options:

  There are no warrants or options outstanding to acquire any additional shares of common stock.

  Capital contributions:

  As  discussed in Note 2, during the year ended June  30,  2000, two stockholders contributed their services as CEO and President. The Company included the compensation expense in general and administrative expenses with a corresponding increase in additional paid-in-capital.

6.Subsequent events:

 On July 27, 2000, the Company adopted a stock option plan for a maximum of 1,250,000 shares of common stock.

 On  July  9,  2000, the Company entered into an operating  lease agreement for corporate office space in Las Vegas, Nevada. The lease commences on August 1, 2000 and expires January 31, 2003 with an option to renew for 20 months. Monthly payments are $19,800 with 4% annual increases each year on October 1. In connection with the lease, the Company entered into a sub-lease agreement with Pacific Properties and Development, LLC, a company under common control. The sub-lease commences August 1, 2000 and expires January 31, 2003 with an option to renew for 20 months. Under the agreement, the Company will receive $9,900 per month with 4% annual increases each year on October 1.

 The Notes to Financial Statements are an integral part of these statements


/F-10/



                            Part III

Item 1.        Index to Exhibits

Exhibit  Name and/or Identification of Exhibit
Number
------   --------------------------------------

3       Articles of Incorporation & By-Laws

             a.  Articles of Incorporation of the      Rendered
        Company filed June 7, 1999                     as
                                                       Previously
                                                       Filed

             b.  By-Laws of the Company adopted June   Rendered
        7, 1999                                        as
                                                       Previously
                                                       Filed

10      Material Contracts
          a.   Client Information Form/Agreement with  Rendered as
             Factual Data of Nevada,                    Previously
             signed April 18, 2000                     Filed

          b.   Service Agreement with Executive        Rendered as
             Reporting Services,                        Previously
             signed September 15, 1999                 Filed

          c.   Mortgage Broker Agreement with Fleet    Rendered as
             Mortgage Corporation,                      Previously
             signed October 1, 1999                    Filed

          d.   Broker Agreement with Greenpoint        Rendered as
             Mortgage Funding, Inc.,                    Previously
             signed February 25, 2000                  Filed

          e.   Wholesale Lending Agreement with        Rendered as
             Interfirst, a division of                  Previously
             ABN Amro Mortgage Corporation, signed OctoberFiled
             8, 1999

          f.   Loan Broker Agreement with Irwin        Rendered as
             Mortgage Corporation,                      Previously
             signed October 14, 1999                   Filed

          g.   Broker Agreement with North American    Rendered as
             Mortgage Company,                          Previously
             signed March 3, 2000                      Filed

          h.   Advertising Agreement with "The House   Rendered as
             Detective,"                                Previously
             dated December 20, 1999                   Filed

          i.   Advertising Agreement with "The Home
             Show,"
             dated February 10, 2000

          j.   Advertising Agreement with "Here is Las Rendered as
             Vegas,"                                    Previously
             dated October 13, 1999                    Filed

          k.   Advertising Agreement with "Southern    Rendered as
             Nevada Homes Magazine,"                    Previously
             dated April 5, 2000                       Filed

          l.   Advertising Agreement with the Las VegasRendered as
             Chamber of Commerce                        Previously
             Relocation Guide, dated May 22, 2000      Filed

          m.   Advertising Agreement with "Homes and   Rendered as
             Living,"                                   Previously
             dated February 9, 2000                    Filed

          n.   Sublease Agreement with Sierra Pacific  Rendered as
             Energy Corporation,                        Previously
             dated July 9, 2000                        Filed

23      Consent of Experts and Counsel
             Consents of independent public            Rendered
        accountants                                    as
                                                       Previously
                                                       Filed

27      Financial Data Schedule
             Financial Data Schedule of OneCap ending
        June 30, 2000

99      Additional Exhibits
             Stock Option Plan adopted by the Board    Rendered
        of Directors on July 27, 2000                  as
                                                       Previously
                                                       Filed


/36/


                           SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of  1934, the registrant caused this registration statement to be
signed   on  its  behalf  by  the  undersigned,  thereunto   duly
authorized.

                             OneCap
                          (Registrant)

Date:  December 8, 2000


By:     /s/ Vincent W. Hesser

     Vincent W. Hesser, President


/37/